                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the fiscal year ended December 31, 1997

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to
     -----------

  Commission File number: 0-16484

                       Getchell Gold 401(k) Savings Plan
                       ---------------------------------
                                 Title of Plan

                            Getchell Gold Corporation
                            -------------------------
                              Issuer of Securities

         5460 South Quebec Street, Suite 240, Englewood, Colorado 80111
         --------------------------------------------------------------
                           Principal Executive Office

                        GETCHELL GOLD 401(k) SAVINGS PLAN



                       Financial Statements and Schedules
                           December 31, 1997 and 1996



                   (With Independent Auditors' Report Thereon)

                        GETCHELL GOLD 401(k) SAVINGS PLAN



                                      INDEX

                                                                           Page

Independent Auditors' Report  .............................................  1

Statements of Net Assets Available for Plan Benefits
         December 31, 1997 and 1996  ......................................  2

Statement of Changes in Net Assets Available for Plan Benefits
         For the year ended December 31, 1997  ............................  3

Notes to Financial Statements  ............................................. 4

Exhibit Index  ............................................................. 12

Schedules

         1        Assets Held for Investment Purposes (Form 5500, Item 27a) -
                  December 31, 1997  ...................................... 13

         2        Reportable Transactions (Form 5500, Item 27d) -
                  Year Ended December 31, 1997  ........................... 14

                          Independent Auditors' Report

The Plan Committee
Getchell Gold 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Getchell Gold 401(k) Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        KPMG Peat Marwick LLP

Denver, Colorado
June 26, 1998

                        GETCHELL GOLD 401(k) SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                               December 31,
                                                         ----------------------
                                                             1997       1996
                                                         ----------   ---------
                                   ASSETS
Cash and cash equivalents                                $  163,762  $   11,060
                                                         ----------  ----------
Investments, at fair value (Note 3)
     Schwab U.S. Treasury Money Fund                        472,347     284,625
     Vanguard Fixed-Income Short-Term Corporate Fund        254,733     209,626
     Columbia Fixed Income Securities Fund                  390,870     319,284
     Dodge & Cox Balanced Fund                            1,377,874   1,298,926
     Dodge & Cox Stock Fund                               1,384,757     994,821
     Davis New York Venture Fund                          1,422,554     882,771
     T. Rowe Price International Stock Fund                 148,548     189,739
     Getchell Gold Corporation Common Stock                 720,104     635,797
     Loans to participants                                  663,356     515,181
                                                         ----------  ----------
             Total investments                            6,835,143   5,330,770
                                                         ----------  ----------
Receivables:
     Employee contributions                                  18,710      69,191
     Employer contributions                                   8,817      33,450
                                                         ----------  ----------
             Total receivables                               27,527     102,641
                                                         ----------  ----------
                  Net assets available for plan benefits $7,026,432  $5,444,471
                                                         ==========  ==========

     The accompanying notes are an integral part of the financial statements.

                        GETCHELL GOLD 401(k) SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                   Year Ended
                                                                    December
                                                                    31, 1997
                                                                   ----------
Additions to net assets attributed to:
     Investment income:
         Net appreciation in fair value of investments, including
              realized and unrealized gains and losses             $  229,439
         Interest and dividend income                                 393,596
                                                                   ----------
             Net investment income                                    623,035
                                                                   ----------
     Contributions:
         Employee                                                   1,278,744
         Employer                                                     483,966
                                                                   ----------
             Total contributions                                    1,762,710
                                                                   ----------
     Other                                                              5,162
                                                                   ----------
                  Total additions                                   2,390,907
Deductions from net assets attributed
     to benefits paid to participants                                 808,946
                                                                   ----------
Net increase in net assets  available  for plan  benefits           1,581,961

Net assets available for plan benefits:
     Beginning of year                                              5,444,471
                                                                   ----------
     End of year                                                   $7,026,432
                                                                   ==========

    The accompanying notes are an integral part of the financial statements.

                        GETCHELL GOLD 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

(1)  DESCRIPTION  OF THE PLAN

     The following brief description of the Getchell Gold (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
     The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administration of the Plan is provided by Milliman & Robertson and trust services are provided by Charles Schwab Trust Company.

Eligibility and Contributions
     Employees who are at least 18 years of age are eligible to participate in the Plan on the first day of the calendar quarter following completion of one month of service. Participants may elect to contribute up to 15 percent of their pretax compensation, as defined by the Plan. The Internal Revenue Service ("IRS") has established guidelines which limit contributions by participants, which for 1997 was $9,500. Company contributions are established by the Plan Committee and are discretionary. Currently, the Company matches 100 percent of participants' contributions up to 4 percent of their compensation. During 1997, the Company made matching contributions of $483,966. Employees may also roll-over amounts into the Plan from other qualified defined benefit or contribution plans.

     Contributions are self-directed by participants into eight investment options offered by the Plan. The eight investment options include: Stable Asset, Short-Term Bond, Intermediate Bond, Mixed Investment, Basic Stock, Capital Appreciation, International Equity and Getchell Gold Corporation Common Stock. Each of these options is discussed further in Note 3.

                          GETCHELL GOLD 401(k) SAVINGS
                       PLAN NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

     Each participant's account is credited with the participant and employer contributions and an allocation of investment earnings and losses. Contributions are accrued as of the date the participant's contributions are withheld from compensation. Contributions are deposited directly into the investment option selected by the participant.


Vesting
     Participant contributions are fully vested at all times. Vesting of Company contributions and the earnings thereon is based on years of continuous service as follows:

                                                         Percentage
                          Years of Service                 Vested
                          ----------------                 ------
                       Less than three years                 0%
                       Three years or more                  100%

     The balance in a participant's employer contribution account shall become fully vested and nonforfeitable upon the occurrence of any one of the following events:

     (a)  Attainment  of age 65  while  still an  employee
     (b)  Termination  of employment  as a result of  disability
     (c)  Completion  of three  years of service
     (d)  Termination  of  employment  as a result of the participant's death
     (e)  Termination  of the Plan
     (f)  Partial  termination  of the Plan affecting the participant
     (g) Complete  discontinuance  by the Company of contributions to the Plan

Distributions and Refunds to Participants
     Withdrawals from the Plan may be made by a participant upon death, total disability, retirement, termination of employment or financial hardship. Employer contributions, if any, are subject to certain forfeiture provisions. Withdrawals may be paid in a lump sum, installment payments or a combination of the two depending upon the amount of the participant's account balance. Distributions payable were $10,195 and $0 as of December 31, 1997 and 1996, respectively.

Loans to Participants
     Participants are allowed to borrow up to 50 percent of their vested account balance, with a maximum loan amount of $50,000. Loans are generally due over a five-year period and bear interest at the prime rate on the first day of the month the loan was made, plus one percent. Loans for a primary residence may be repaid over 10 years, but not beyond the participant's normal retirement age.

                        GETCHELL GOLD 401(k)SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from net assets during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash  Equivalents
     The Plan considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investment  Valuation and Income  Recognition
     When available, quoted market prices are used to value investments. Quoted market prices were available to value all investments at December 31, 1997 and 1996. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative   Expenses
     The Company may pay all expenses incurred in establishing and administering the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any such expenses not paid by the Company shall be paid from the Plan. All administrative expenses of the Plan for the year ended December 31, 1997 were paid by the Company with the exception of any transaction costs imposed by the trustee related to employee loans, which are charged directly to the employee's account. Forfeitures of nonvested employer contributions are used first to pay expenses under the Plan. Any remaining forfeitures are allocated in the same manner as matching contributions and additional Company contributions.

Payment of Benefits
     Benefit payments to participants are recorded upon distribution.

                        GETCHELL GOLD 401(k)SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1997

(3) SUMMARY OF INVESTMENT  OPTIONS

     Following is a summary of the objectives and strategies for the investment funds:

Stable Asset Option
     The Stable Asset Option consists of the Schwab U.S. Treasury Money Fund which is designed for investors who seek high current income consistent with liquidity and stability of capital. The fund invests solely in U.S. Treasury notes, bills and other direct obligations of the U.S. Treasury that are backed by the "full faith and credit" of the U.S. Government. The fund will only purchase securities that mature in 397 days or less, or which have a variable rate of interest readjusted no less frequently than every 397 days.

Short-Term Bond Option
     The Short-Term Bond Option consists of the Vanguard Fixed-Income Short-Term Corporate Fund which seeks income consistent with liquidity and minimum principal fluctuation. The fund invests in short-term investment-grade bonds and other fixed-income securities. It is expected to maintain an average weighted maturity between one and three years. Not more than 30% of the fund's assets may be invested in debt securities rated BBB. The fund may also invest in U.S. government securities, bank obligations, commercial paper, repurchase agreements and foreign securities.

Intermediate Bond Option
     The Intermediate Bond Option consists of the Columbia Fixed Income Securities Fund. This fund normally invests at least 95% of assets in investment-grade debt securities. It may also invest in unrated securities of similar quality. Up to 5% of assets may be invested in securities rated below investment-grade at the time of purchase. The fund ordinarily invests a portion of its assets in U.S. Government obligations, including GNMAs and FNMAs. The portfolio maturity varies in response to anticipated changes in interest rates. Generally, the fund purchases securities with intermediate and long-term maturities.

Mixed Investment Option
     The Mixed Investment Option consists of the Dodge & Cox Balanced Fund. This fund seeks income, conservation of principal and long-term growth of principal and income. The fund may invest up to 75% of its assets in common stocks and convertible securities. Prospective earnings and dividends are major considerations in these purchases. Individual securities are selected with regard to financial strength and economic background. The balance of the fund's assets are invested in investment-grade, fixed-income securities; unrated debt must be judged to be equivalent to those rated at least A.

                       GETCHELL GOLD 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1997

Basic Stock Option
     The Basic Stock Option consists of the Dodge & Cox Stock Fund. This stock fund seeks long-term growth of principal and income. Current income is a secondary objective. The fund intends to remain fully invested in equities with at least 65% of its assets in common stocks. Fund management seeks companies with financial strength and a sound economic background. Purchases are made on a long-term basis; the fund does not normally engage in short-term trading. It intends to purchase primarily issues listed on major exchanges.

Capital  Appreciation  Option
     The Capital Appreciation Option consists of the Davis New York Venture Fund which seeks growth of capital. The fund invests predominantly in equity securities of companies with market capitalizations of at least $250 million, but it may also hold issues with smaller capitalizations. The fund may invest up to 10% of its assets in securities of foreign issuers and up to 10% of its assets in restricted securities. It may also lend securities and write covered call options.

International  Equity Option
     The International Equity Option consists of the T. Rowe Price International Stock Fund. This fund seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. issuers. The balance of assets may be invested in preferred stocks, warrants, convertible securities, and/or debt securities. The fund typically maintains investments in at least three foreign countries; it may invest in both industrialized and developing countries.

Getchell  Gold Corporation Common Stock Option
     Getchell Gold Corporation Common Stock (American Stock Exchange - GGO) offers employees the opportunity to invest in the Company's stock.

                       GETCHELL GOLD 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1997

     The following investments represent 5% or more of net assets available for plan benefits at December 31, 1997:

               Schwab U.S.Treasury  Money Fund                 $  472,347
               Columbia  Fixed Income  Securities  Fund           390,870
               Dodge & Cox Balanced Fund                        1,377,874
               Dodge & Cox Stock Fund                           1,384,757
               Davis New York Venture Fund                      1,422,554
               Getchell Gold Corporation Common Stock             720,104
               Loans to Participants                              663,356

(4) PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5) TAX STATUS

     The IRS has issued a determination letter dated September 17, 1997 indicating that the Plan, as amended, is qualified under Section 401(a) of the IRS Code ("the Code") and that the trust is therefore exempt from federal income tax under Section 501(a) of the Code.

(6)
                       GETCHELL GOLD 401 (k) SAVINGS PLAN
   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                              AT DECEMBER 31, 1997

                                                                             Vanguard
                                                                              Fixed-     Columbia
                                                                              Income      Fixed-     Dodge &
                                       Cash and                    Schwab       S-T        Income       Cox        Total
                                         Cash      Unallocated  US Treasury Corporate   Securities   Balanced     Other
                              Total   Equivalents Contributions  Money Fund    Fund         Fund        Fund       Funds
                           ----------  --------      -------     --------    --------    --------   ----------  ----------
Cash and cash equivalents  $  163,762  $163,762      $   -       $    -      $    -      $    -     $      -    $      -
Investments, at fair value  6,835,143       -            -        472,347     254,733     390,870    1,377,874   4,339,319
Receivables:
     Employee contributions    18,710       -         18,710          -           -           -            -           -
     Employer contributions     8,817       -          8,817          -           -           -            -           -
                           ----------  --------      -------     --------    --------    --------   ----------  ----------
                           $7,026,432  $163,762      $27,527     $472,347    $254,733    $390,870   $1,377,874  $4,339,319
                           ==========  ========      =======     ========    ========    ========   ==========  ==========

                                                                            Getchell
                                          Dodge &      Davis     T. Rowe      Gold
                              Total         Cox       New York    Price       Corp.       Loans
                              Other        Stock      Venture   Intl. Stock  Common        to
                              Funds         Fund        Fund       Fund      Stock     Participants
                            ----------  ----------   ----------   --------   --------    --------
Cash and cash equivalents   $      -    $      -     $      -     $    -     $    -      $    -
Investments, at fair value   4,339,319   1,384,757    1,422,554    148,548    720,104     663,356
Receivables:
     Employee contributions        -          -             -          -          -           -
     Employer contributions        -          -             -          -          -           -
                            ----------  ----------   ----------   --------   --------    --------
                            $4,339,319  $1,384,757   $1,422,554   $148,548   $720,104    $663,356
                            ==========  ==========   ==========   ========   ========    ========

                      GETCHELL GOLD 401 (k) SAVINGS PLAN
   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                              AT DECEMBER 31, 1996

                                                                                   Vanguard
                                                                                    Fixed-     Columbia
                                                                                    Income      Fixed-      Dodge &
                                             Cash and                    Schwab       S-T        Income       Cox        Total
                                               Cash       Unallocated  US Treasury Corporate   Securities   Balanced     Other
                                    Total   Equivalents  Contributions Money Fund    Fund         Fund        Fund       Funds
                                 ----------   -------       --------    --------    --------    --------   -----------  ----------
Cash and cash equivalents        $   11,060   $11,060       $   -       $    -      $    -      $    -     $    -       $      -
Investments, at fair value        5,330,770       -             -        284,625     209,626     319,284    1,298,926    3,218,309
Receivables:
     Employee contributions          69,191       -           69,191         -           -           -            -            -
     Employer contributions          33,450       -           33,450         -           -           -            -            -
                                 ----------   -------       --------    --------    --------    --------   ----------   ----------
                                 $5,444,471   $11,060       $102,641    $284,625    $209,626    $319,284   $1,298,926   $3,218,309
                                 ==========   =======       ========    ========    ========    ========   ==========   ==========

                                                                              Getchell
                                             Dodge &     Davis     T. Rowe      Gold
                                   Total       Cox      New York    Price       Corp.      Loans
                                   Other      Stock      Venture  Intl. Stock  Common        to
                                   Funds       Fund       Fund       Fund      Stock    Participants
                                 ----------  --------   --------    --------  --------    --------
Cash and cash equivalents        $      -    $    -     $    -      $    -    $    -      $    -
Investments, at fair value        3,218,309   994,821    882,771     189,739   635,797     515,181
Receivables:
     Employee contributions             -         -          -           -         -          -
     Employer contributions             -         -          -           -         -          -
                                 ----------  --------   --------    --------  --------    --------
                                 $3,218,309  $994,821   $882,771    $189,739  $635,797    $515,181
                                 ==========  ========   ========    ========  ========    ========

(7)
                       GETCHELL GOLD 401 (k) SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                            Vanguard
                                                                                             Fixed-    Columbia
                                                                                             Income     Fixed-
                                                     Cash and                    Schwab        S-T       Income      Total
                                                       Cash      Unallocated   US Treasury  Corporate  Securities    Other
                                            Total   Equivalents Contributions  Money Fund     Fund       Fund        Funds
                                          ----------  --------    ---------     --------     ---------  --------  ----------


Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in
    fair value of investments             $  229,439  $    -      $    -        $    -       $  1,378  $   8,978  $  219,083
  Interest and dividend income               393,596     3,807         -          22,332       12,954     22,765     331,738
                                          ----------  --------    --------      --------     --------  ---------  ----------
      Net investment income                  623,035     3,807         -          22,332       14,332     31,743     550,821
                                          ----------  --------    --------      --------     --------  ---------  ----------

Contributions:
  Employee                                 1,278,744    94,263     (50,481)       77,097       50,539     79,537   1,027,789
  Employer                                   483,966    29,812     (24,633)       32,029       27,559     32,801     386,398
                                          ----------  --------    --------      --------     --------   --------  ----------
    Total contributions                    1,762,710   124,075     (75,114)      109,126       78,098    112,338   1,414,187
                                          ----------  --------    --------      --------     --------   --------  ----------

Other                                          5,162     2,990         -           5,707          130         56      (3,721)
                                          ----------  --------    --------      --------     --------   --------  ----------
      Total additions                      2,390,907   130,872     (75,114)      137,165       92,560    144,137   1,961,287
                                          ----------  --------    --------      --------     --------   --------  ----------

Deductions from net assets attributed to:
  Benefits paid to participants              808,946   (10,195)        -         107,672       50,895     28,810     631,764
  Loans advanced                                 -         -           -          26,292       24,127     37,450     (87,869)
  Loan payments                                  -     (15,651)        -         (10,308)     (13,125)   (19,399)     58,483
  Forfeitures                                    -       4,016         -         (36,112)       1,761      2,329      28,006
  Interfund transfers (to) from                  -         -           -        (138,101)     (16,205)    23,361     130,945
                                          ----------  --------    --------      --------     --------   --------  ----------
      Total (additions) deductions           808,946   (21,830)        -         (50,557)      47,453     72,551     761,329
                                          ----------  --------    --------      --------     --------   --------  ----------
      Net increase (decrease) in net
      assets available for plan benefits   1,581,961   152,702     (75,114)      187,722       45,107     71,586   1,199,958
Net assets available for benefits:
      Beginning of year                    5,444,471    11,060     102,641       284,625      209,626    319,284   4,517,235
                                          ----------  --------    --------      --------     --------   --------  ----------
      End of year                         $7,026,432  $163,762    $ 27,527      $472,347     $254,733   $390,870  $5,717,193
                                          ==========  ========    ========      ========     ========   ========  ==========

                                                                                                   Getchell
                                                    Dodge &       Dodge &     Davis    T. Rowe      Gold
                                          Total       Cox           Cox      New York    Price      Corp.      Loans
                                          Other     Balanced       Stock      Venture  Intl. Stock  Common       to
                                          Funds       Fund          Fund       Fund      Fund       Stock     Participants
                                       ----------  ----------   ----------  ----------  --------    ---------  ----------


Additions to net assets attributed to:
Investment income:
  Net appreciation in fair value
    of investments                     $  219,083  $  141,255    $  187,776   $  263,760  $ (2,168) ($371,540)  $     -
  Interest and dividend income            331,738     109,478       103,731       63,616     7,934        -        46,979
                                       ----------  ----------    ----------   ----------  --------  ---------   ---------
      Net investment income               550,821     250,733       291,507      327,376     5,766   (371,540)     46,979
                                       ----------  ----------    ----------   ----------  --------  ---------   ---------

Contributions:
  Employee                              1,027,789     280,997       235,905      271,203    50,267    189,417         -
  Employer                                386,398     109,424       100,407       97,712    20,319     58,536         -
                                       ----------  ----------    ----------   ----------   -------  ---------   ---------
    Total contributions                 1,414,187     390,421       336,312      368,915    70,586    247,953         -
                                       ----------  ----------    ----------   ----------   -------  ---------   ---------

Other                                      (3,721)        (12)           49          (12)     -        (2,631)     (1,115)
                                       ----------  ----------    ----------   ----------   -------  ---------   ---------
      Total additions                   1,961,287     641,142       627,868      696,279    76,352   (126,218)     45,864
                                       ----------  ----------    ----------   ----------   -------  ---------   ---------

Deductions from net assets attributed to:
  Benefits paid to participants           631,764     338,287       104,731       85,414    66,056     11,209      26,067
  Loans advanced                          (87,869)    103,452        95,751       89,790    14,584     61,501    (452,947)
  Loan payments                            58,483     (75,294)      (83,238)     (63,779)  (10,569)   (33,195)    324,558
  Forfeitures                              28,006       8,978         6,730        6,977     4,241      1,069          11
  Interfund transfers (to) from           130,945     186,771       113,958       38,094    43,231   (251,109)        -
                                       ----------  ----------    ----------   ----------  --------   --------   ---------
      Total (additions) deductions        761,329     562,194       237,932      156,496   117,543   (210,525)   (102,311)
                                       ----------  ----------    ----------   ----------  --------   --------   ---------
      Net increase (decrease) in net assets
        available for plan benefits     1,199,958      78,948       389,936      539,783   (41,191)    84,307     148,175
Net assets available for benefits:
      Beginning of year                 4,517,235   1,298,926       994,821      882,771   189,739    635,797     515,181
                                       ----------  ----------    ----------   ----------  --------   --------   ---------
      End of year                      $5,717,193  $1,377,874    $1,384,757   $1,422,554  $148,548   $720,104   $ 663,356
                                       ==========  ==========    ==========   ==========  ========   ========    ========
                                    Page 11

                                  Exhibit Index

23. Consent of KPMG Peat Marwick LLP.

                                                                                                        Schedule 1
                                         GETCHELL GOLD 401(k) SAVINGS PLAN

                             ASSETS HELD FOR INVESTMENT PURPOSES (FORM 5500, ITEM 27a)
                                                 December 31, 1997




                                                                Description                       Current
                         Identity of Issue                     of Investment         Cost          Value
                         -----------------                     -------------     ----------     ----------
Mutual Funds:
-------------
     Schwab U.S. Treasury Money Fund                           472,347 units     $  472,347     $  472,347
     Vanguard Fixed-Income Short-Term Corporate Fund            23,565 units        254,064        254,733
     Columbia Fixed Income Securities Fund                      29,148 units        384,985        390,870
     Dodge & Cox Balanced Fund                                  20,633 units      1,234,290      1,377,874
     Dodge & Cox Stock Fund                                     14,643 units      1,160,047      1,384,757
     Davis New York Venture Fund                                63,706 units      1,115,630      1,422,554
     T. Rowe Price International Stock Fund                     11,069 units        151,249        148,548
Common stock -
-------------
     Getchell Gold Corporation Common Stock                     29,392 shares       903,749        720,104

Loans to Participants - Maturity date ranging from             Interest rates       663,356        663,356
--------------------
           January 23, 1998 to October 30, 2005                 7.25%-10.00%
                                                                                                ----------
Total                                                                                           $6,835,143
                                                                                                ==========




                                                                                                            Schedule 2
                                         GETCHELL GOLD 401(k) SAVINGS PLAN

                                   REPORTABLE TRANSACTIONS (FORM 5500, ITEM 27d)
                                           Year Ended December 31, 1997


                                                                           (c)                     (d)
                                                                        Purchases                 Sales
                                                                        ---------    ---------------------------------
                                                                                                                (i)
                                                                                                              Realized
                                  (b)                                                                           Gain/
                          Description of Asset                            Price        Cost      Proceeds      (Loss)
--------------------------------------------------------------------    --------     --------    --------     --------
Mutual Funds:
  Schwab U.S. Treasury Money Fund                                       $336,255     $148,532    $148,532     $ -
  Columbia Fixed Income Securities Fund                                  177,721      112,773     112,486        (287)
  Dodge & Cox Balanced Fund                                              656,208      632,212     715,986      83,774
  Dodge & Cox Stock Fund                                                 567,962      294,989     365,802      70,813
  Davis New York Venture Fund                                            553,930      213,618     274,792      61,174
 Common Stock -
  Getchell Gold Corporation                                              687,762      203,053     231,249      28,196



                 See accompanying independent auditors' report.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: June 30, 1998        Getchell Gold 401(k) Savings Plan

                            By:  /s/ Donald O. Miller
                                 Donald O. Miller
                                 Vice President and Chief Human Resource Officer

                            By:  /s/  Donald S. Robson
                                 Donald S. Robson
                                 Vice President and Chief Financial Officer
                                 (Principal Financial Officer)

                            By:  /s/  R. D. Russell
                                 R. David Russell
                                 Vice President and Chief Operating Officer